Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

DIRECTORS INCREASE THEIR RANDGOLD RESOURCES HOLDINGS

Mr Philippe Liétard, the non executive chairman of Randgold Resources, increased his shareholding in Randgold Resources on Wednesday, 14 September 2005 following the exercise of options. Mr Liétard increased his holdings in the company to 26 182 or 0.04% of the current issued share capital. Mr Liétard exercised 25 400 options or 0.04% of the issued share capital, acquiring all 25 400 shares.

Mr Roger Williams, the finance director of Randgold Resources, increased his shareholding in Randgold Resources on Wednesday, 14 September 2005 following the exercise of options. Mr Williams increased his holdings in the company to 160 000 or 0.27% of the current issued share capital. Mr Williams exercised 94 460 options or 0.16% of the issued share capital, sold 34 460 at US$14.25 and acquired the remaining 60 000 shares.